June 30, 2017

Via EDGAR

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, DC 20549

Attention:                 Brad Skinner, Senior Assistant Chief Accountant

Jennifer O’Brien, Staff Accountant

Re:                             PDC Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 001-37419

Ladies and Gentlemen:

With respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated June 19, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Annual Report”) of PDC Energy, Inc. (the “Company”), the Company responds as follows:

The comments of the Staff are set forth below for ease of reference, and are numbered to correspond to the numbered comments in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements, page 63

Notes to Consolidated Financial Statements, page 69

Note 4 — Properties and Equipment, page 75

1.                                      We note from your disclosure that you accounted for the exchange of certain acreage positions, and to a lesser extent, interests in certain development wells of the Wattenberg Field, at historical cost.  Your disclosure indicates you concluded that this transaction was outside of the scope of the accounting requirements for recording the transaction at fair value and determining gain or loss on the non-monetary exchanges.  Explain to us in necessary detail the factors you considered in concluding that the accounting for your nonmonetary exchange at historical cost is appropriate.  As part of your response, tell us the specific authoritative accounting guidance you used to support your accounting for this transaction.

Response:

The parties to the exchange transaction (the “swap”) were the Company and Noble Energy, Inc. (“Noble”).  Historically, each company has held several large contiguous blocks of acreage within the Wattenberg Field.  These blocks created a “checkerboard effect” of ownership throughout the field, with each company owning a considerable number of leases adjacent to the other company’s properties and a number of instances in which the Company and Noble owned interests in the other’s development projects.  The exchanged acreage had both proved undeveloped (“PUD”) and unproven locations, respective to each companies own reserve bookings, which provided the basis for the companies to determine that an approximate equal value was being exchanged.

Prior to approximately 2010, substantially all wells drilled in the Wattenberg Field were vertical.  With the advent of widespread horizontal well development in recent years, it has become beneficial for exploration and production companies to lease larger contiguous blocks of acreage.  The Company and Noble recognized the benefit of building larger blocks, whereby the more consolidated contiguous core acreage positions would allow each company to:

•                  Increase its working and net revenue interests;

•                  Maximize its ability to control its development and operations;

•                  Enable it to plan and drill more wells with extended horizontal reach laterals within its core areas; and

•                  Increase administrative efficiencies.

The Company and Noble agreed to the swap in order to realize these benefits.  Historical producing vertical wells on the associated properties were not included in the transaction.  The majority of the Company’s locations on the acres surrendered were not categorized as proved due to the fact that these locations were not included in the Company’s five-year development plan, although they would have otherwise qualified as proved.

The Company received approximately 13,500 undeveloped net acres in the swap and surrendered approximately 11,700 net undeveloped acres.  The difference in total acres that the Company received compared to what it surrendered was due to variances in the working interest and net revenue interest percentages, and in the expected net realized pricing dynamics specific to the underlying leases in the exchanged acreage. Accordingly, both parties to the swap received acreage with approximate equal value.  The swap also included the working and net revenue interest in any in-process horizontal wells that were in development by either company at the time of the swap to reflect the change in the working and the net revenue interests in the post-swap acreage.

In order to determine the appropriate accounting for the undeveloped acreage swap, the Company considered Accounting Standards Codification Topic 845, Nonmonetary Transactions (“ASC 845”).  The

Company reviewed the scope exceptions in paragraph 845-10-15-4(a)-(i), concluding that none of the scope exceptions applied.  This, in combination with the fact that the swap was an exchange of properties with no cash exchanged, resulted in the Company concluding that it would account for the swap as a nonmonetary exchange in accordance with ASC 845.

According to ASC 845-10-30-1, in general, the accounting for nonmonetary transactions should be based on the fair values of the assets or services involved, with gain or loss recognized.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered and a gain or loss is recognized on the exchange.

However, paragraphs ASC 845-10-30-3(a)-(c) modify this basic principle.  The Company assessed the conditions in paragraphs ASC 845-10-30-3(a)-(b) and concluded that neither condition applied.  To determine whether paragraph ASC 845-10-30-3(c) applied, the Company considered paragraphs ASC 845-10-30-4(a)-(b), which use significant changes to an entity’s future cash flows resulting from the transaction as the criterion for determining whether a nonmonetary exchange has commercial substance.  To the extent that an exchange is deemed not to have commercial substance, the guidance indicates that fair value recognition is not appropriate.

Paragraphs ASC 845-10-30-4(a)-(b) focus primarily on expected future cash flows.  As the properties exchanged in the swap were in close proximity to each other and had similar geologic characteristics, the Company determined that future cash flows generated from the development of the acreage acquired would be substantially the same as future cash flows from the development of the acreage surrendered, assuming similar development plans.

Additionally, as a further consideration as to whether the swap had commercial substance, the Company considered the overall impact of the swap on the long-term fair value of future cash flows from the exchanged properties in accordance with Accounting Standards Codification Topic 932, Extractive Industries — Oil and Gas (“ASC 932”).  In conducting its assessment, the Company considered paragraph ASC 932-360-35-6 and the following facts:

•                  As discussed above, the Company compared expected future cash flows, after the investment of future development capital, from the acreage surrendered and received and such cash flows were determined to be substantially the same;

•                  The acreage surrendered is similar to the acreage received and both blocks are located in the same area of the Wattenberg Field.  The acreage exchanged in the swap had once been under common ownership and was bifurcated by the common owner many years ago.  Over the years, the Company and Noble consolidated much of the acreage, creating the checkerboard effect described above.  The swap was intended to further consolidate these blocks to allow for drilling wells with longer laterals;

•                  The exchanged acreage consisted of a large number of relatively insignificant leases, with none of the leases exceeding 10% of the total acreage exchanged;

•                  The Company considers the Wattenberg Field to be a single field and has therefore aggregated the estimated reserves for the entire basin in order to compute its unit-of-production depletion rate and to assess impairment.  The undeveloped acreage swap did not change the method by which the Company computes its depletion and performs its impairment analysis.  This fact is supported by the geologic conclusion that the Wattenberg Field is considered to be one reservoir as defined in Topic 932;

•                  The swap did not result in a change in the Company’s unit-of-production calculation as no additional fields were recognized as a result of the swap.  All of the undeveloped acres received in the exchange remain in the Wattenberg Field unit of accounting for depletion and impairment assessment; and

•                  The swap did not significantly change the Company’s unit-of-production depletion rate, either in the Wattenberg Field or on a consolidated basis, as the future expected development of the acquired acreage would be expected to yield a depreciation, depletion, and amortization rate similar to that associated with the acreage surrendered when considering future development capital and expected production rate and reserves.

Based on the above analysis, the Company determined that the swap was a nonmonetary transaction which lacks commercial substance in accordance with ASC 845-10-30-3(c) because it would not significantly change the expected future cash flows, unit-of-production or depletion rate.  Therefore, the swap was recorded by assigning the net carrying value of the acreage surrendered to the net carrying value of the acreage received with no gain or loss recognized.  As a result of this assessment, it is the Company’s position that the acreage received was properly measured based on the book value of the acreage surrendered in accordance with ASC 845-30-3-4.  Further, the Company notes that while ASC 845 amended ASC 932, it did not amend paragraphs ASC 932-360-55-8 and ASC 932-360-55-11, which would preclude gain/loss recognition in an outright sale of property, as discussed in Note 2 to the Company’s financial statements included in the Annual Report.

Crude Oil and Natural Gas Information — Unaudited, page 97

2.                                            Provide us, as supplemental information, a roll-forward which reconciles your proved undeveloped reserves as of December 31, 2015 and December 31, 2016.

Response:

The requested information is set forth in the table below (all amounts in thousands of barrels of oil equivalent (“MBoe”)):

Changes in Estimated Quantities of Proved Reserves	Developed	Undeveloped	Total
Proved reserves, December 31, 2015	70,496	202,329	272,825
Undeveloped reserves converted to developed	32,191	(32,191)	—

Revisions of previous estimates	6,112	(48,743)	(42,631)
Extensions, discoveries, and other additions	1,531	—	1,531
Acquisition of reserves	10,229	123,354	133,583
Dispositions	(99)	(1,626)	(1,725)
Production	(22,176)	—	(22,176)
Proved reserves, December 31, 2016	98,285	243,122	341,407

3.                                      We note that you disclose various items that impacted your proved reserve volumes during 2016, but these items do not appear to explain the net change in proved undeveloped reserves during 2016.  Given this, explain to us where you have disclosed material changes in proved undeveloped reserves that occurred during the year, as required by Item 1203(b) of Regulation S-K.

Response:

The Company believes the disclosure required by Item 1203(b) is set forth on pages 98-99 of the Annual Report under the heading “2016 Activity”.  In particular, that section discloses the principal factors leading to the net increase in the Company’s PUD reserve totals between year-end 2015 and year-end 2016, i.e., increases in PUDs as a result of acquisitions and decreases due to (i) the application of the five-year rule as a result of development plan changes and (ii) the conversion of PUDs into proved developed reserves.  The Company acknowledges that some of this disclosure is included in a discussion of changes in proved reserves generally, as opposed to PUDs specifically.  In future filings, the Company will provide disclosure that more explicitly identifies the reasons for changes in PUDs in particular, including tabular disclosure comparable to that being provided in response to Comment 2, as well as a narrative disclosure comparable to the following:

As of December 31, 2015, the Company had 202.3 million barrels of oil equivalent (“MMBoe”) of PUD reserves.  During 2016, the Company converted 32.2 MMBoe of reserves from PUD reserves to proved developed reserves.  An acreage swap resulted in dispositions of 1.6 MMBoe of PUD reserves on the acreage surrendered and an addition of 98.1 MMBoe of PUD reserves associated with the acreage received.  An acquisition of properties in the Delaware Basin that occurred during 2016 added 25.3 MMBoe of PUD reserves, bringing the Company’s total PUD additions related to acquisitions for 2016 to 123.4 MMBoe.  In the Wattenberg Field, 60.9 MMBoe of PUD reserves as of December 31, 2015 were removed under the five-year booking limitation due to drilling schedule changes, primarily related to the aforementioned acreage swap as these locations were reclassified from proved to unproved.  Positive revisions of 10.8 MMBoe of PUD reserves reflected newly booked locations on proven acreage.  All other revisions due to commodity pricing, lease operating expenses and type curve revisions resulted in an upward revision of 1.4 MMBoe in PUD reserves, bringing the total revisions to a net downward revision of 48.7 MMBoe.  During 2016, no PUD reserves were added in the extensions and discoveries category, bringing the final PUD reserve balance as of December 31, 2016 to 243.1 MMBoe.

4.                                      Provide us, as supplemental information, a schedule that shows, in total and by year, the locations, volumes and development costs related to the development of the proved undeveloped reserve volumes disclosed as of December 31, 2016.

Response:

The requested information is set forth in the table below:

Proved Undeveloped Reserves Development Plan Summary
Year	Gross Locations	Net Reserves (MMBoe)	Net Development Costs (in millions)
2017	162	63.9	$487.6
2018	154	49.1	$439.9
2019	148	42.5	$384.1
2020	142	43.3	$398.8
2021	138	44.3	$388.7
Total	744	243.1	$2,099.1

Please contact the undersigned with any questions at 303.831.3930.

Sincerely,

/s/ David W. Honeyfield

David W. Honeyfield
Chief Financial Officer